

mark Harding · 3rd

Technology & Open Source Software.

Manchester, Greater Manchester, United Kingdom ·
500+ connections · **Contact info**

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— Minds.com

🏛 Royal Conservatoire of
   Scotland

About

Technologist, Designer & Creator.

Experience



Chief Technology Officer
Minds.com
Jul 2012 – Present · 8 yrs
UK/USA

Leading development efforts for a social media network based on free &
open source software such as PHP, Angular2, Typescript, NativeScript,
ElasticSearch, Cassandra and MongoDB



Founder & Director
Kramnorth Limited
Jun 2012 – Present · 8 yrs 1 mo
Preston, United Kingdom

Kramnorth is a software design and development company specialising in
open source technologies.

Kramnorth build stunning applications and websites tailored to clients
specifications for various platforms such as iOS (iPhone and iPad), Android
and the web. We love making new and amazing things that look great.
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Education



Royal Conservatoire of Scotland
Bachelor's Degree, BMus
2011 – 2014



Rossall School
GCSEs & AS Levels
2008 – 2011

Skills & Endorsements

Cassandra · 1

JAREDWELLs has given an endorsement for this skill

Neo4j · 1

JAREDWELLs has given an endorsement for this skill

PHP · 7

Gaurav Raj and 6 connections have given endorsements for this skill

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Recommendations

Received (4)   Given (0)



Ian Crossland
Director at Minds Inc
July 25, 2013, Ian worked
with mark in different
groups

Mark is an amazing developer that has single
handedly built and pieced together a large part of
our infrastructure. Since he has joined our company,
we have completed project after project, and his
skill with Elgg enables us vast freedom to implement
our ideas.



Christopher Gross
Devops Engineer.
July 25, 2013,
Christopher worked with
mark in different groups

Mark is a gifted and driven programmer . He is a
great Team oriented manager who takes his
responsibilities seriously . Was a real pleasure to
work with Mark and he will do well at whatever he
does.



Janet Schofield
Teacher at The Centre
Stage Academy of
Speech and Drama
June 7, 2012, Janet was a
client of mark's

Marks help has been absolutely invaluable to my
business. His website design has been brilliant and
really portrays my business in the way I wanted it to
be portrayed. Highly recommend



Olajide Ogundipe Jr
Senior Software Engineer
May 1, 2012, Olajide was a client of mark's

Mark is a young programmer ahead of his class, he has developed using popular frameworks such as Elgg and Joomla. He also has experience building android and ios applications. Mark also plays the french horn and has played in several concerts

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Accomplishments

2 **Organizations**   ⌄
Minds.com • Minds.com

Interests

Apache Cassandra Users
7,077 members

Richard Branson in
Founder at Virgin Group
17,290,569 followers

Minds Inc
396 followers

Rossall School
1,084 followers

Manchester Young Profes...
2,251 members